

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2005

Via U.S. Mail and facsimile at 212 492-0105

Jeffrey Marrell, Esq.
1285 Avenue of the Americas
New York, NY 10019-6064

Re: Bally Total Fitness Holding Corporation
DFAN 14A filed November 17, 2005 by
Pardus Capital Management L.P. *et al* ("Pardus")
File No. 1-13997

Dear Mr. Marrell:

We have reviewed your filing and have the following comments.

Notice of Intention to Present a Stockholder Proposal, page 10

1. Rule 14a-4(a)(3) requires you to identify clearly and impartially each separate matter upon which you intend to act. It appears that your proposal may affect several by-laws of the company. Please be advised that your proposal**,** when included on a form of proxy, must allow shareholders to separately vote each provision to be repealed. In addition, please advise the staff how you anticipate addressing any by-law changes made by the company after you mail your proxy card.

2. Disclose that commentators and corporate governance experts disagree on the propriety and utility of anti-takeover provisions, and discuss the fact that anti-takeover provisions may nevertheless be aligned with security holder interest. For example, you should discuss that the absence of anti-takeover provisions may limit the board's ability to negotiate terms in a merger.

Exhibit 2

3. We note your statement that "broad, existing stockholder sentiment against the Company's management team makes of the outcome of an election contest a foregone conclusion." Please avoid making claims regarding the results of a solicitation. Refer to Note (d) of Rule 14a-9.

4. In future filings, characterize each statement or assertion of opinion or belief as

such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting material that has been annotated with support for each of the assertions made. For example, please provide supplemental support for, and categorize as a belief, your statement that "management's ongoing pursuit of any number of strategic transactions that are designed to entrench current management and would not be in the best interests of the Company's stockholders, particularly when stockholders lack confidence in management and the board."

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions